Free Writing Prospectus (To the Prospectus dated March 31, 2006)	Filed Pursuant to Rule 433 Registration Statement No. 333-132868 May 12, 2008

ZIONS BANCORPORATION

4.50% Senior Medium-Term Notes due May 28, 2009

Preliminary Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due May 28, 2009 (the “Notes”).

CUSIP	98970EBV0

Principal Amount:	$

Auction Amount:	$2,000,000 (which does not include any additional principal amount of Notes issuable under the “Buy Today” feature and the “Institutional Up-Sizing Option” or distributed by the distribution agent under the distribution agreement, as described below).

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Minimum Bid Price:	98.0%

Maximum Bid Price:	101.0%

Initial Settlement Date:	May 28, 2008

Coupon:	4.50%

Public Offering Price:	To be determined.

Auction Window:	Auction Starts: 4:00 pm ET, Monday, May 12, 2008 Auction Ends: 1:00 pm ET, Thursday, May 22, 2008, subject to the 2-Minute Rule referenced in the Prospectus Supplement.

Interest Payment Dates:	Interest will be paid semiannually on May 28 and November 28, beginning on November 28, 2008, to holders of record as of the preceding May 13 and November 13, respectively.

Day Count:	30/360

Maturity:	May 28, 2009

“Buy Today” Feature:	From the start of the auction until midnight Eastern Time the night before the auction ends, bidders may purchase Notes at a set price by using the “Buy Today” feature. On the bid page, a bidder may indicate a quantity of Notes in the “Buy Today” row that the bidder is willing to purchase at the set price. The bidder may not exceed their individual bid limit using the “Buy Today” feature. Although clicking “Buy Today” is binding on the bidder and may not be rescinded, the trade will become final at the close of the auction. Once a bidder clicks “Buy Today,” the bidder’s individual bid limit will be adjusted to reflect a portion of the individual bid limit being allotted to the “Buy Today” purchase. The bidder may then continue bidding in the auction. Any additional bids will not affect any purchase made through the “Buy Today” feature. The Notes offered pursuant to the “Buy Today” feature will be in addition to the aggregate principal amount of Notes offered pursuant to the auction. We anticipate selling up to an additional $25,000,000 aggregate principal amount of Notes pursuant to the “Buy Today” feature; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the “Buy Today” feature. We expressly reserve the right to sell more or less principal amount of Notes than this estimate or to cancel all purchases made under the “Buy Today” feature, if we cancel the auction. In addition, we reserve the right to discontinue the “Buy Today” feature, in our sole discretion, at any time during the auction. Our discontinuance of the “Buy Today” feature will be evidenced by the absence of the “Buy Today” feature and accompanying “Buy Today” offering price on the auction site.

“Buy Today” Offering Price:	100%

Institutional Up-Sizing Option:	We reserve the right to sell, outside of the auction, additional Notes with terms identical to the Notes being auctioned, to any institutional or individual bidder who: (i) contacts a representative at our auction agent’s trading desk before the end of the auction and indicates the desire to make such an additional purchase; (ii) informs the representative of the additional amount it would like to purchase; (iii) satisfies the credit requirements for such additional purchase; and (iv) wins at least 20% of the Auction Amount of Notes. Any additional Notes so purchased will be purchased outside the auction and will not affect the auction or the final market-clearing price, but will be sold at the market-clearing price set by the auction. We anticipate selling an additional $25,000,000 aggregate principal amount of Notes pursuant to the Institutional Up-Sizing Option; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the Institutional Up-Sizing Option. We expressly reserve the right to sell more or less principal amount of Notes than this estimate. If you are interested in qualifying for such an additional purchase, please call your sales representative at 888-357-3375 for dealers, 800-524-4819 for institutions, or 800-524-8875 for individuals.

Auction Agent:	Zions Direct, Inc.

Auction Agent Fee:	0.125% (The Auction Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through the Zions Direct auction platform.)

Distribution Pursuant to the Distribution Agreement:	We reserve the right to sell, outside of the auction, additional Notes with terms identical to the Notes being auctioned, through Zions Direct, as distribution agent or principal. We anticipate selling an additional $25,000,000 aggregate principal amount of Notes pursuant to the distribution agreement with Zions Direct; however, there can be no assurances as to how many additional Notes, if any, will be sold pursuant to the distribution agreement. We expressly reserve the right to sell more or less principal amount of Notes than this estimate.

Distribution Agent:	Zions Direct, Inc.

Distribution Agent Fee:	0.125% (The Distribution Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through Zions Direct under the distribution agreement and not on Zions Direct’s auction platform.)

Dealers Concession: 0.10% Reallowance: 0.075%

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Ratings:

A3 (Moody’s); BBB+ (Standard & Poor’s); A (low) (DBRS); and A- (Fitch).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Trust Company, N.A.

Authentication / Calculation / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on May 28, 2008, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchase the Notes using the “Buy Today” feature or through the distribution agent, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.

This Term Sheet contains selected information about the Notes subject to further description in the Prospectus and Prospectus Supplements. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-132868, including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated March 31, 2006 contained in that registration statement, the prospectus supplement dated March 6, 2008 and the prospectus supplement no. 2 dated March 31, 2008 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.